February 6, 2019

Marc Hedrick
President and Chief Executive Officer
Cytori Therapeutics, Inc.
3020 Callan Road
San Diego, CA 92121

       Re: Cytori Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed February 1, 2019
           File No. 333-229485

Dear Dr. Hedrick:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Cheston J. Larson, Esq.